Exhibit 99.1

ICON Reports First Quarter 2021 Results

Highlights

  Record net business wins in the quarter of $1,100 million, an increase of 27% year on year; a net book to bill of 1.28.
  Record closing backlog of $10 billion, an increase of 14.0% year on year.
  Quarter 1 reported revenue of $858.2 million representing a year on year increase of 20.0% and 12.9% increase on Quarter 4 2020.
  Adjusted earnings per share* attributable to the Group for the quarter of $2.06, an increase of 21.0% over Quarter 1 2020.
  US GAAP income from operations amounted to $116.0 million or 13.5% of revenue. US GAAP net income attributable to the Group was $97.1 million or $1.82 per diluted share, compared to $1.62 per share for the equivalent prior year period.
  Strong cash generation resulting in a record net cash position of $595.6 million. Days sales outstanding reduced to 39 days from 55 days at March 31, 2020.
  Standalone full year 2021 revenue guidance increased from a range of $3,200 - $3,300 million to a range of $3,400 - $3,500 million, representing a year over year increase of 21.6% - 25.1%. Standalone full year 2021 earnings per share guidance (before transaction-related costs) increased from a range of $8.10 - $8.50 to a range of $8.40 - $8.80, representing a year over year increase of 28.6% - 34.8%.

*before transaction-related costs of $12.9 million.

DUBLIN--(BUSINESS WIRE)--April 28, 2021--ICONplc (NASDAQ: ICLR), a global provider of outsourced drug and device development and commercialisation services to pharmaceutical, biotechnology, medical device and government and public health organisations, today reported its financial results for the first quarter ended March 31, 2021.

CEO Dr. Steve Cutler commented, “I am very pleased with the strong start ICON has made to 2021 which builds on our momentum from last year. During the quarter ICON produced a record net business wins of $1.1 billion, an increase of 27% year on year, growing our backlog to $10 billion, an increase of 14% year on year. Revenue grew to $858 million, a 20% year on year increase, and adjusted earnings per share increased by 21% to $2.06.

Given our strong progress this year we are increasing our standalone 2021 revenue guidance from a range of $3,200 - $3,300 million to a range of $3,400 - $3,500 million, an increase of 21.6% - 25.1% year over year. And we are increasing standalone adjusted earnings per share guidance from a range of $8.10 - $8.50 to $8.40 - $8.80, representing an increase of 28.6% - 34.8% year over year.

Our planning for the acquisition of PRA continues and we remain on track for closing in July. We believe our strong new business performance in Q1 demonstrates our customers’ confidence in our continued operational performance and our commitment to deliver enhanced and innovative patient centred solutions. We look forward to the union of two high quality organisations to form the world's leading healthcare intelligence and clinical CRO.”

First Quarter 2021 Results

Gross business wins in the first quarter were $1,295 million and cancellations were $195 million. This resulted in net business wins of $1,100 million and a book to bill of 1.28.

Reported revenue for Quarter 1 was $858.2 million. This represents a year on year increase of 20.0% or 17.9% on a constant currency basis.

US GAAP income from operations amounted to $116.0 million or 13.5% of revenue. Adjusted income from operations* in the quarter was $128.5 million or 15.0% of revenue compared to $106.3 million or 14.9% of revenue for Quarter 1 2020. This represents a year on year increase of 20.9%.

US GAAP net income attributable to the Group was $97.1 million or 11.3% of revenue. Adjusted net income* attributable to the Group for the quarter was $109.7 million or 12.8% of revenue compared with $91.7 million or 12.8% of revenue in Quarter 1 2020. This represents year on year growth of 19.6%.

US GAAP earnings per share attributable to the Group on a diluted basis was $1.82 compared to $1.62 per share for the equivalent prior year period. Adjusted earnings per share* attributable to the Group on a diluted basis was $2.06, compared to $1.70 per share for Quarter 1 2020. This represents a year on year increase of 21.0%.

During the quarter the company recorded $12.9m of transaction-related costs. On a comparative basis, non-GAAP days sales outstanding were 39 days at March 31, 2021, compared with 41 days at the end of December 2020 and 55 days at the end of March 2020.

Cash generated from operating activities for the quarter was $111.9 million. During the quarter, $8.7 million was spent on capital expenditure. As a result, at March 31, 2021, the Group had net cash of $595.6 million, compared to net cash of $493.6 million at December 31, 2020 and $134.4 million at the end of March 2020.

* before transaction-related costs.

Other Information

In addition to the financial measures prepared in accordance with generally accepted accounting principles (GAAP), this press release contains certain non-GAAP financial measures, including non-GAAP operating and net income and non-GAAP diluted earnings per share. Non-GAAP operating and net income and non-GAAP diluted earnings per share exclude transaction-related costs. While non-GAAP financial measures are not superior to or a substitute for the comparable GAAP measures, ICON believes certain non-GAAP information is useful to investors for historical comparison purposes.

Adjusted earnings per share attributable to the Group (Non-GAAP) has been computed by dividing non-GAAP net income attributable to the Group by the weighted average number of shares outstanding. GAAP earnings per share attributable to the Group has been computed by dividing net income attributable to the Group plus a GAAP charge associated with non-controlling interest in MeDiNova Research (“MeDiNova”) by the weighted average number of shares outstanding. ICON purchased a majority shareholding in MeDiNova on May 23, 2019. ICON exercised its call on the outstanding shares in MeDiNova and derecognized the non-controlling interest effective from March 2020.

ICON will hold a conference call tomorrow, April 29th, 2021 at 10:00 EDT [15:00 Ireland & UK]. This call and linked slide presentation can be accessed live from our website at http://investor.iconplc.com. A recording will also be available on the website for 90 days following the call. In addition, a calendar of company events, including upcoming conference presentations, is available on our website, under “Investors”. This calendar will be updated regularly.

This press release contains forward-looking statements. These statements are based on management's current expectations and information currently available, including current economic and industry conditions. These statements are not guarantees of future performance or actual results, and actual results, developments and business decisions may differ from those stated in this press release. The forward-looking statements are subject to future events, risks, uncertainties and other factors that could cause actual results to differ materially from those projected in the statements, including, but not limited to, the ability to enter into new contracts, maintain client relationships, manage the opening of new offices and offering of new services, the integration of new business mergers and acquisitions, the impact of COVID-19 on our business, as well as other economic and global market conditions and other risks and uncertainties detailed from time to time in SEC reports filed by ICON, all of which are difficult to predict and some of which are beyond our control. For these reasons, you should not place undue reliance on these forward-looking statements when making investment decisions. The word "expected" and variations of such words and similar expressions are intended to identify forward-looking statements. Forward-looking statements are only as of the date they are made and we do not undertake any obligation to update publicly any forward-looking statement, either as a result of new information, future events or otherwise. More information about the risks and uncertainties relating to these forward-looking statements may be found in SEC reports filed by ICON, including its Form 20-F, F-1, S-8 and F-3, which are available on the SEC's website at http://www.sec.gov.

As announced on February 24th, 2021, ICON and PRA Health Sciences (“PRA”) have entered into a definitive merger agreement. This communication does not constitute an offer to sell or buy or the solicitation of any offer to buy or sell any securities, nor shall there be any sale of securities in a jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities law of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting regulatory requirements of Section 10 of the Securities Act of 1933. In connection with the proposed transaction, ICON has filed a registration statement on Form F-4 (File No. 333-254891) with the SEC containing a prospectus of ICON that also constitutes a proxy statement of each of ICON and PRA.

This communication is not a substitute for the joint proxy statement/prospectus or registration statement or for any other document that ICON or PRA have filed or may file with the SEC in connection with the potential transaction. INVESTORS AND SECURITY HOLDERS OF ICON AND PRA ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the joint proxy statement/prospectus and other documents filed with the SEC by ICON or PRA through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by ICON will be available free of charge on ICON’s website at https://www.iconplc.com and copies of the documents filed with the SEC by PRA will be available free of charge on PRA’s website at https://www.prahs.com/. Additionally, copies may be obtained by contacting the investor relations departments of ICON or PRA.

ICON and PRA and certain of their respective directors, certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the potential transaction under the rules of the SEC. Information about the directors and executive officers of ICON is set forth in its annual report on Form 20-F, which was filed with the SEC on February 24, 2021. Information about the directors and executive officers of PRA is set forth in its Amendment to Annual Report on Form 10-K/A for the fiscal year ended December 31, 2020, which was filed with the SEC on March 30, 2021. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the potential transaction are included in the registration statement and joint proxy statement/prospectus and other relevant materials filed with the SEC.

ICON plc is a global provider of outsourced drug and device development and commercialisation services to pharmaceutical, biotechnology, medical device and government and public health organisations. The company specialises in the strategic development, management and analysis of programs that support clinical development - from compound selection to Phase I-IV clinical studies. With headquarters in Dublin, Ireland, ICON employed approximately 16,070 employees in 89 locations in 43 countries as at March 31, 2021. For further information about ICON, visit: www.iconplc.com and www.iconplc.com/pra.

Source: ICON plc
Contact: Investor Relations +1888 381 7923 or
Brendan Brennan Chief Financial Officer +353 1 291 2000
Jonathan Curtain Vice President Corporate Finance and Investor Relations +353 1 291 2000
All at ICON.

ICON plc
Condensed Consolidated Statements of Operations
(US GAAP)
Three Months ended March 31, 2021 and March 31, 2020
(Dollars, in thousands, except share and per share data)
(Unaudited)

	Three Months Ended
	March	March
	31, 2021	31, 2020
Revenue	858,198	715,102

Costs and expenses:
Direct costs	(626,244)	(505,293)
Selling, general and administrative expense	(98,535)	(87,196)
Depreciation and amortization	(17,405)	(16,322)

Total costs and expenses	(742,184)	(608,811)

Income from operations	116,014	106,291

Net interest expense	(2,470)	(1,372)

Income before provision for income taxes	113,544	104,919

Provision for income taxes	(16,148)	(12,590)

Income before share of earnings from equity method investments	97,396	92,329

Share of equity method investments	(274)	-

Net income	97,122	92,329

Net income attributable to non-controlling interest	-	(633)

Net income attributable to the Group	97,122	91,696

Net income per Ordinary Share attributable to the Group:

Basic	$1.84	$1.63

Diluted	$1.82	$1.62

Weighted average number of Ordinary Shares outstanding:

Basic	52,811,460	53,348,355

Diluted	53,310,453	53,905,022

ICON plc
Condensed Consolidated Statements of Operations
(Non-GAAP)
Three Months ended March 31, 2021 and March 31, 2020
(Dollars, in thousands, except share and per share data)
(Unaudited)

	Three Months Ended
	March	March
	31, 2021	31, 2020
Revenue	858,198	715,102

Costs and expenses:
Direct costs	(626,244)	(505,293)
Selling, general and administrative expense	(86,034)	(87,196)
Depreciation and amortization	(17,405)	(16,322)

Total costs and expenses	(729,683)	(608,811)

Income from operations	128,515	106,291

Net interest expense	(2,117)	(1,372)

Income before provision for income taxes	126,398	104,919

Provision for income taxes	(16,432)	(12,590)

Income before share of earnings from equity method investments	109,966	92,329

Share of equity method investments	(274)	-

Net income	109,692	92,329

Net income attributable to non-controlling interest	-	(633)

Net income attributable to the Group	109,692	91,696

Adjusted net income per Ordinary Share attributable to the Group:

Adjusted basic (non-GAAP)	$2.08	$1.72

Adjusted diluted (non-GAAP)	$2.06	$1.70

Weighted average number of Ordinary Shares outstanding:

Basic	52,811,460	53,348,355

Diluted	53,310,453	53,905,022

ICON plc
Summary Consolidated Balance Sheet Data
March 31, 2021 and December 31, 2020
(Dollars, in thousands)

	March 31,	December 31,
	2021	2020
	(Unaudited)	(Audited)

Cash and short-term investments	944,184	842,034
Debt	(348,592)	(348,477)
Net cash/(debt)	595,592	493,557

Net Accounts Receivable	465,585	483,072

Working Capital	1,088,833	979,035

Total Assets	3,466,576	3,435,606

Shareholder's Equity	1,934,171	1,850,236

ICON/ICLR-F

Contacts

ICON plc
Contact: Investor Relations +1 888 381 7923 or
Brendan Brennan Chief Financial Officer +353 1 291 2000
Jonathan Curtain Vice President Corporate Finance & Investor Relations +353 1 291 2000
http://www.iconplc.com